ENDEAVOUR SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 23, 2012

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Endeavour Silver Corp. (the “Company”) will be held at 10:00 a.m. (Vancouver time) at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Vancouver, British Columbia on Wednesday, May 23, 2012 for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the year ended December 31, 2011 with auditor’s report thereon;

2.	To fix the number of directors at six and to elect six directors for the ensuing year;

3.	To appoint the auditor for the ensuing year and authorize the directors to fix the auditor’s remuneration;

4.	To reconfirm the Company’s rolling Stock Option Plan by approving the unallocated securities that may be grantable thereunder;

5.	To reconfirm the Company’s Stock Bonus Plan by approving the unallocated shares that may be issuable thereunder; and

6.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 18, 2012 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 1:00 p.m. (Toronto time) on May 18, 2012 or, if the Meeting is adjourned, by 1:00 p.m. (Toronto time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 23rd day of April, 2012.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Chairman and CEO